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Exhibit (a)(4)

        ART TECHNOLOGY GROUP, INC.

FORM OF PROMISE TO GRANT OPTIONS

        Pursuant to the Offer to Exchange Outstanding Stock Options dated August 1, 2002

To: Participants in the Art Technology Group, Inc. Stock Option Exchange Offer

        In exchange for your surrender of certain outstanding stock options, Art Technology Group, Inc. promises to grant to you a new stock option or options, as applicable, exercisable for shares of its common stock. Under the terms of the Offer to Exchange Outstanding Stock Options dated August 1, 2002, you will receive a new option to purchase one share of common stock for each three shares of common stock that was issuable upon exercise of a surrendered option. Each new option will vest as to 25% of the shares underlying such new option on the date of grant and will vest as to an additional 25% of the shares underlying such option on each of the dates six months, one year and eighteen months after the date of grant of the new option, subject to your continued employment with Art Technology Group, Inc. The new options will be granted on or about March 3, 2003. The exercise price of each new option will be the closing price of our common stock as reported on The Nasdaq National Market on the date of grant of the new options. Each new option will be subject to the terms and conditions of the Amended and Restated 1996 Stock Option Plan and applicable form of stock option agreement.

        This promise to grant stock options to you does not constitute a guarantee of employment with us for any period. If you voluntarily terminate your employment with us, or if we terminate your employment for any reason, before the grant of the new options, you will lose all rights to receive any new options and your surrendered options will not be returned to you.

        Notwithstanding the foregoing, you may not be granted new stock options if ATG enters into a merger or other similar transaction in which there is a change in control of ATG prior to the grant of new options.

        This promise is subject to the terms and conditions of the document entitled Offer to Exchange Outstanding Stock Options dated August 1, 2002, and the Election Form previously completed and submitted by you, both of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and Art Technology Group, Inc. with respect to this transaction.

ART TECHNOLOGY GROUP, INC.
Paul Shorthose President and Chief Executive Officer
Date: , 2002

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FORM OF PROMISE TO GRANT OPTIONS